Antisoma plc
West Africa House
Hanger Lane
Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
W: www.antisoma.com

ANTISOMA

Exemption number: 82-34926

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.


06011593

Monday 06 March 2006

Ladies and Gentlemen:

Antisoma plc
Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully
For and on behalf Antisoma plc

Name: S. TINNEY
Title: COMMUNICATIONS ASSISTANT.

3/13

Antisoma plc
Company Share Option Plan and Executive Incentive Plan grants

London, UK, 27 February 2006:
Pursuant to the Antisoma plc Executive Incentive Plan, Antisoma plc has granted Performance Share awards over ordinary 1p shares to Directors as follows:

Director	Number of Performance Shares
Glyn Edwards	521,946
Raymond Spencer	232,097
Ursula Ney	355,725

Other employees have been granted Performance Share awards over a total of 1,463,403 shares. Other employees have also been granted options, pursuant to Part A of the Antisoma plc Company Share Option Plan, over 421,648 ordinary 1p shares.

The above Performance Share and option grants reflect the Company's practice of making biannual awards following release of the interim and preliminary financial results.

The Performance Share awards and options, which are subject to fulfilment of certain performance and other conditions, have a date of grant of 24 February 2006 and will normally become exercisable for three and seven year periods, respectively, commencing on 24 February 2009. The Performance Shares and options are exercisable at 1p and 22.1p, respectively.

Mr Edwards, Mr Spencer and Dr Ney, as Directors, notified Antisoma plc of their respective interests in these shares on 27 February 2005.

Enquiries
Antisoma plc
Raymond Spencer, Chief Financial Officer Tel: +44 (0)20 8799 8200